UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

IMMUCOR, INC.

(Name of Subject Company)

IMMUCOR, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

Joshua H. Levine

President and Chief Executive Officer

Immucor, Inc.

3130 Gateway Drive

Norcross, Georgia 30071

(770) 441-2051

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley

John D. Capers, Jr.

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Immucor, Inc., a Georgia corporation (the “Company”), on July 15, 2011.

The Statement relates to the offer by IVD Acquisition Corporation, a Georgia corporation and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation, which is controlled by TPG Partners VI, L.P., a Delaware limited partnership, as disclosed in the Tender Offer Statement on Schedule TO, dated July 15, 2011, to purchase for cash all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company at a purchase price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011, and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the last paragraph under the heading “Background of the Transaction” on page 23 of the Statement with the following:

“Beginning on July 5, 2011, the day of the public announcement of the execution of the Merger Agreement, at the direction of our board and under the supervision of our transaction committee, Goldman Sachs began the process of contacting parties to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with TPG.

During this “go-shop” period, Goldman Sachs contacted 62 potential bidders (including Company A, Company B, Company C, Company D, Company E, Company F, Company G and Company H), which consisted of 21 strategic parties and 41 financial parties, to determine their level of interest in exploring an acquisition of the Company. The strategic parties were identified based on the industries in which such parties participate. The financial parties were identified based on the amount of funds under management and prior investment experience in relevant industries. Those potential bidders who responded favorably were required to execute a confidentiality agreement prior to receiving access to certain confidential information regarding the Company. During the “go-shop” period, the Company entered into confidentiality agreements with one strategic party and three financial parties, and these parties conducted certain due diligence. No party submitted a proposal to acquire the Company.

Accordingly, pursuant to the Merger Agreement, the “go-shop” period expired at 11:59 p.m., Atlanta, Georgia time, on August 15, 2011. The press release announcing the expiration of the “go-shop” period is attached hereto as Exhibit (a)(25).”

Item 9.	Exhibits

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibits thereto:

“(a)(25)

Press Release issued by the Company on August 16, 2011 announcing the expiration of the “go-shop” period under the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on August 16, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

IMMUCOR, INC.

By:	/s/ Philip H. Moïse
Name:	Philip H. Moïse
Title:	Executive Vice President and General Counsel

Dated: August 16, 2011